June 20, 2007

Hugh West
Accounting Branch Chief
US Securities and Exchange Commission
CityplaceWashington, StateDC PostalCode20549


Re:  Southeastern Bank Financial Corporation
     Form 10-K for the period ended December 31, 2006
     Form 10-Q for the quarter ended March 31, 2007
     File No. 0-24172


Dear Mr. West:

     Please accept this letter as response to your letter dated June 6, 2007. Our response is keyed to your comments and request for further information.

Comment 1.     We note you decreased your allowance for loan losses $694,000 to adjust for over-accrual of estimated losses on unfunded lines and commitments and standby letters of credit in conjunction with the adoption of SAB 108.

     - Tell us whether the adjustment was recorded on the books and records at the parent company (holding company) level, or at the subsidiary company (bank) level;

     Response: the adjustment was recorded on the books and records of the subsidiary (bank) level.

     - Quantify the allowance for losses on unfunded lines and commitments and standby letters of credit for each of the last five years;

     Response:

     (Dollars in thousands)           DEC-02   DEC-03   DEC-04   DEC-05   DEC-06
                                      -------  -------  -------  -------  -------
     Unfunded lines and commitments   $   327  $   569  $   575  $   692  $     -
     Standy letters of credit               2        2        0        2        0
                                      -------------------------------------------
       Total                          $   329  $   571  $   575  $   694  $     -
                                      -------------------------------------------

Hugh West
Accounting Branch Chief
Page 2 of 4

     - Tell us where the allowance for losses on unfunded lines and commitments and standby letters of credit is classified in your consolidated balance sheets. Explain how that classification complies with the guidance in paragraph 8e of SOP 01-6 and paragraph 9.15 of the AICPA Audit Guide for Depository and Lending Institutions;

     Response: Prior to the adoption of SAB 108, the allowance for losses on unfunded lines and commitments and standby letters of credit was classified as a portion of the allowance for loan losses. The Company acknowledges that an allowance for unfunded commitments and standby letters of credit should be classified as a liability. The establishment of the Company's allowance for unfunded commitments and standby letters of credit began prior to the issuance SOP 01-6 in December 2001 and was driven by industry regulatory practice.

     More importantly, the Company's allowance for unfunded commitments and standby letters of credit when separately evaluated, cannot be supported under FASB Statement 5, Accounting for Contingencies. This evaluation led management to conclude that the recording of this allowance was an error.

The establishment of an allowance for unfunded commitments and standby letters of credit and the classification as a component of the allowance for loan losses was not corrected prior to the adoption of SAB108 because the amounts were immaterial when analyzed under the rollover approach. Upon evaluation under the iron curtain approach, management determined the impact of the error to be material. The application of each method is illustrated in the following tables (Dollars in thousands).

------------------------------------------------------------------------------------------------
                                                 DEC-02    DEC-03    DEC-04    DEC-05    DEC-06
----------------------------------------------  --------  --------  --------  --------  --------
ALLL (as reported)                              $ 6,534   $ 7,278   $ 7,930   $ 9,125   $ 9,777
----------------------------------------------  --------  --------  --------  --------  --------
ALLL (proforma: excluding unfunded lines        $ 6,205   $ 6,707   $ 7,355   $ 8,431   $ 9,777
 and standby letters of credit)
----------------------------------------------  --------  --------  --------  --------  --------
ALLL to net loans (as reported)                    1.65%     1.68%     1.60%     1.52%     1.30%
----------------------------------------------  --------  --------  --------  --------  --------
ALLL to net loans (proforma: excluding             1.56%     1.55%     1.49%     1.40%     1.30%
 unfunded lines and standby letters of credit)
------------------------------------------------------------------------------------------------

IRON CURTAIN METHOD
------------------------------------------------------------------------------------------------
                                                DEC-02    DEC-03    DEC-04    DEC-05    DEC-06
----------------------------------------------  --------  --------  --------  --------  --------
Allowance (DR)                                      329       571       575       694         0
----------------------------------------------  --------  --------  --------  --------  --------
Provision (CR)                                      329       571       575       694         0
----------------------------------------------  --------  --------  --------  --------  --------

----------------------------------------------  --------  --------  --------  --------  --------
Total assets                                       0.06%     0.09%     0.08%     0.08%     0.00%
----------------------------------------------  --------  --------  --------  --------  --------
Allowance                                          5.04%     7.85%     7.25%     7.61%     0.00%
----------------------------------------------  --------  --------  --------  --------  --------
Loans, net of ALLL                                 0.08%     0.13%     0.12%     0.12%     0.00%
----------------------------------------------  --------  --------  --------  --------  --------
Total equity*                                      0.50%     0.75%     0.70%     0.75%     0.00%
----------------------------------------------  --------  --------  --------  --------  --------
Provision                                         13.63%    33.71%    36.21%    37.70%     0.00%
----------------------------------------------  --------  --------  --------  --------  --------
Net income*                                        3.61%     4.79%     4.49%     4.66%     0.00%
------------------------------------------------------------------------------------------------


Hugh West
Accounting Branch Chief
Page 3 of 4

ROLLOVER METHOD
------------------------------------------------------------------------------------------------
                                                DEC-02    DEC-03    DEC-04    DEC-05    DEC-06
                                                --------  --------  --------  --------  --------
Allowance (DR)                                      329       571       575       694         0
----------------------------------------------  --------  --------  --------  --------  --------
Provision (CR)                                       43       242         4       119         0
----------------------------------------------  --------  --------  --------  --------  --------
Retained Earnings (CR)                              286       329       571       575         0
----------------------------------------------  --------  --------  --------  --------  --------

----------------------------------------------  --------  --------  --------  --------  --------
Total assets                                       0.06%     0.09%     0.08%     0.08%     0.00%
----------------------------------------------  --------  --------  --------  --------  --------
Allowance                                          5.04%     7.85%     7.25%     7.61%     0.00%
----------------------------------------------  --------  --------  --------  --------  --------
Loans, net of ALLL                                 0.08%     0.13%     0.12%     0.12%     0.00%
----------------------------------------------  --------  --------  --------  --------  --------
Total equity*                                      0.50%     0.75%     0.70%     0.75%     0.00%
----------------------------------------------  --------  --------  --------  --------  --------
Provision                                          1.78%    14.27%     0.25%     6.46%     0.00%
----------------------------------------------  --------  --------  --------  --------  --------
Net income*                                        0.47%     2.03%     0.03%     0.80%     0.00%
------------------------------------------------------------------------------------------------

   * net of income taxes

     - If your allowance for losses on unfunded lines and commitments and standby letters of credit are improperly classified on your balance sheets, revise your financial statements and all other related disclosures (e.g. the allowance for loan losses to net loans in your selected financial data on page 31, Guide 3 disclosures, etc.), or tell us why no such revision is necessary.

     Response: As discussed above, the Company considers the allowance for losses on unfunded lines and commitments and standby letters of credit to be an error. Accordingly, reclassification of this allowance would not be appropriate.

Comment 2.     Considering the comment above, explain how you determined the over-accrual resulted from an error rather than a change in estimate and tell us why you believe it is appropriate to record the adjustment in retained earnings in conjunction with the adoption of SAB 108, rather than in current period income.

     Response: We based our conclusion using FASB Statement 154, Accounting Changes and Error Corrections, issued May 2005. A change in estimate results from new information. An error in previously issued financial statements results from mathematical mistakes, mistakes in the application of GAAP, or oversight or misuse of facts that existed at the time the financial statements were prepared. The Company believes this allowance is not appropriate since it cannot be supported under FASB Statement 5. As such, we believe this adjustment represents an error correction rather than a change in estimate.

Hugh West
Accounting Branch Chief
Page 4 of 4

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosures in its Form 10-K for the period ended December 31, 2006 and Form 10-Q for the quarter ended March 31, 2007, that Securities and Exchange Commission (Commission) staff comments or changes to our disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to any filing, and the Company may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



                                            Sincerely,

                                            /s/ Darrell R. Rains
                                            --------------------
                                            Darrell R. Rains
                                            Chief Financial Officer